UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

April 26, 2018

NUVUS GRO CORP.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd, Suite 1000c, Saint Petersburg, FL 33716

(Full mailing address of principal executive offices)

(727) 474-1810

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9.1 - Other Events

Nuvus Gro Corp. (OTC PINK: NUVG), a provider of advanced Controlled Environment Agriculture (CEA) with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and marijuana, announces today that FINRA has processed its corporate action to change its name from HempTech Corp to Nuvus Gro Corp, as of April 12, 2018. The company will be trading under the new ticker (NUVG).

Nuvus Gro is committed to bring cutting edge technology to cannabis growers everywhere. Through the perfect blend of technology and human experience, Nuvus Gro brings you the best in automation systems.For more information on products offered by Nuvus Gro, please contact; info@nuvuscorp.com.

About Nuvus Gro

Nuvus Gro, a Nevada Corporation and Subsidiary of Nuvus Corp., provides Advanced Controlled Environment Agriculture (CEA), Precise Cognitive Automation, Sophisticated Analytics, Artificial Intelligence (AI) Grow Systems, Modular Grow facilities, Power & Energy Services, Consulting Services and Financing for the cultivators and Medium to Large Scale Growing Facilities. Nuvus Gro is a subsidiary of Nuvus Corp.To request further information about Nuvus, please email us at info@nuvuscorp.com, log onto our website at http://www.nuvusgro.com, http://www.nuvuscorp.com or visit us at our Facebook page https://www.facebook.com/nuvuscorp or on Twitter @nuvuscorp.

Name Change:

Effective April 12, 2018 - The name of the corporation is changed from HempTech Corp. to Nuvus Gro with a new ticker symbol of NUVG.

Exhibits

None

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMPTECH CORP.

Date:	April 26, 2018	By:	/s/ Sam Talari
Sam Talari, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.